EXHIBIT 99.5
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

20 January 2023

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees can purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (‘matching shares’), conditional upon satisfying the terms of myShare. Matching shares are subject to a three-year holding period, after which they vest.

myShare vesting

On 17 January 2023, the following PDMRs / KMPs received their vested matching shares under myShare, of which sufficient were sold on 17 January 2023 to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	Number of Matching shares originally awarded	Number of shares vested*	Number of shares sold	Price per share sold	Number of shares retained
Rio Tinto plc shares	Baatar, Bold	8.037	10.077	4.358414	GBP 61.325098	5.718586
Rio Tinto plc shares	Barrios, Alfredo	15.9603	20.0121	3.758053	GBP 61.325098	16.254047
Rio Tinto plc shares	Cunningham, Peter	8.037	10.077	4.358414	GBP 61.325098	5.718586
Rio Tinto Limited shares	Kaufman, Sinead	13.2965	16.499	0	AUD 121.50	16.499
Rio Tinto plc shares	Stausholm, Jakob	8.037	10.077	2.471546	GBP 61.325098	7.605454
Rio Tinto Limited shares	Vella, Ivan	11.4133	14.1621	6.895796	AUD 121.50	7.266304

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original matching shares awarded, in accordance with the plan rules.

myShare purchase

The following PDMRs / KMPs acquired Rio Tinto shares under myShare and were allocated the same number of matching share awards as follows:

Security	Name of PDMR / KMP	Number of shares acquired	Number of matching shares awarded	Price per share	Date of transaction
Rio Tinto plc shares	Baatar, Bold	6.137052	6.137052	GBP 61.10423	17/01/2023
Rio Tinto plc shares	Barrios, Alf	17.002422	17.002422	GBP 61.10423	17/01/2023
Rio Tinto plc shares	Cunningham, Peter	6.137052	6.137052	GBP 61.10423	17/01/2023
Rio Tinto Limited shares	Kaufman, Sinead	11.554989	11.554989	AUD 120.9867	17/01/2023
Rio Tinto plc shares	Stausholm, Jakob	6.137052	6.137052	GBP 61.10423	17/01/2023
Rio Tinto plc shares	Vella, Ivan	13.49039	13.49039	GBP 61.10423	17/01/2023

UK Share Plan (UKSP)

The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees can purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (UKSP matching shares).

The following PDMRs / KMPs purchased Rio Tinto plc shares under the UKSP and were allocated the same number of matching shares as follows:

Name of PDMR	Number of shares acquired	Number of Matching shares awarded	Price per share	Date of transaction
Baatar, Bold	6	6	GBP 61.10423	17/01/2023
Stausholm, Jakob	6	6	GBP 61.10423	17/01/2023

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Notice to ASX/LSE Page 2 of 3

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Matthew Klar
M+ 44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Simon Letendre
M +514 796 4973

Malika Cherry
M +1 418 592 7293

Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877
Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

Notice to ASX/LSE Page 3 of 3